

September 3, 2010

Donald A. French
Chief Financial Officer
UQM Technologies, Inc.
7501 Miller Drive
Frederick, Colorado 80504

     **Re:    UQM Technologies, Inc.**
             **Form 10-K for the year ended March 31, 2010**
             **Filed May 24, 2010**
             **File No. 1-10869**

Dear Mr. French:

     We have reviewed your letter dated August 12, 2010 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Note 13 – Fair Value of Financial Instruments

1.     We note from your response to prior comment 6 that you are presenting your deferred compensation liability for those executives that have not attained the required years of service requirement in your fair value table.  Please explain to us why you have not presented the deferred compensation liability for those executives that had obtained the years of service requirement in your fair value table.

Item 11.  Executive Compensation, page 77

2.     It is unclear from your response to prior comment 11 whether the objective criteria that were required to be achieved by your named executive officers for the fiscal year ended March 31, 2010 were omitted on the basis of competitive harm pursuant to Instruction 4 to Regulation S-K Item 402(b).  Please advise.  If you believe that disclosure of this information, on a historical basis, would result in competitive harm, please provide us with a detailed explanation that

supports such conclusion.  See also Question 118.04 to the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 15.  Exhibits, page 78

3.      We note your response to prior comment 12 that you believe this agreement is not a material contract to the company.

- However, it appears your disclosure describing this "supply agreement" in the second paragraph of your Form 10-K and elsewhere does not balance your disclosure about this 10-year agreement with the fact that this is not a "binding obligation to purchase and sell propulsion systems" as your response indicates.  Please tell us how you intend to address your disclosure on the first page of your Form 10-K so that investors can more fully appreciate the drawbacks of this agreement, including the non-binding nature of this agreement and how it is not a material agreement to your company at this time.

- In addition, it is unclear why you need to have the purchase agreements issued prior to this being a material agreement to you.  We note that you state you are "currently investing substantial amounts of human resource and capital on establishing the manufacturing infrastructure to meet CODA Automotive's requirements" and you disclose that under the CODA supply agreement, CODA may be required to pay much of the costs in preparing to supply electric propulsion systems to CODA if they do not purchase enough from you. Please provide us your analysis as to why these are not material provisions that would require you to file this agreement, including quantifying these amounts.  After we review your response we may have further comments.

- We note your disclosure that you have not had any purchases from CODA for units other than non-material pre-production units.  Please tell us when you anticipate receiving material purchase orders as we note your disclosure regarding ramp up prior to "scheduled deliveries of CODA's all-electric four-door sedan in the California market in the fall of 2010."

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact Celia Soehner, Staff Attorney at (202) 551-3463 at Jay Mumford, Reviewing Attorney, at (202) 551-3637 with any other questions.

Sincerely,


Kevin L. Vaughn
Accounting Branch Chief